UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

CASTLE BRANDS INC.

(Name of Subject Company)

CASTLE BRANDS INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

148435100

(CUSIP Number of Class of Securities)

Brian L. Heller

General Counsel

122 East 42nd Street, Suite 5000

New York, NY 10168
(646) 356-0200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Bradley D. Houser

Shane N. Segarra

Holland & Knight LLP

701 Brickell Avenue, Suite 3300

Miami, Florida 33131
Telephone: 305-374-8500

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) further amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 11, 2019 (together with any amendments and supplements hereto, including the Amendment No. 1 filed with the SEC on September 16, 2019 and this Amendment No. 2, the “Schedule 14D-9”) by Castle Brands Inc., a Florida corporation (“Castle Brands”). The Schedule 14D-9 relates to the offer by Rook Merger Sub, Inc., a Florida corporation (the “Offeror”), and a wholly owned subsidiary of Austin, Nichols & Co., Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares (the “Shares”) of common stock, par value $0.01 per share, of Castle Brands, at a purchase price of $1.27 per share in cash, net of applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 11, 2019 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule 14D-9 and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule 14D-9, which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer,” pursuant to the Agreement and Plan of Merger, dated as of August 28, 2019, by and among Parent, the Offeror and Castle Brands.

Except to the extent specifically provided in this Amendment No. 2, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

This Amendment No. 2 is being filed to further amend and supplement Item 8 of the Schedule 14D-9 as reflected below.

ITEM 8.                ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following text is inserted below the last sentence under the subheading “Foreign Antitrust Approvals.” under the heading “Regulatory Approvals.” in the Schedule 14D-9:

“Legal Proceedings.

Six lawsuits were filed on behalf of purported Company shareholders, some brought as individual actions and some brought as putative class actions (captioned Dugan v. Castle Brands Inc. et al., Case No. 1:19-cv-08550-ER (filed September 13, 2019 in the United States District Court for the Southern District of New York); Franchi v. Castle Brands Inc. et al., Case No. 1:19-cv-01743-UNR (filed September 17, 2019 in the United States District Court for the District of Delaware); Fleig v. Castle Brands Inc. et al., Case No. 1:19-cv-08623 (filed September 17, 2019 in the United States District Court for the Southern District of New York); Donovan v. Castle Brands Inc. et al., Case No. 1:19-cv-08644 (filed September 17, 2019 in the United States District Court for the Southern District of New York); Stursma v. Castle Brands Inc. et al., Case No. 1:19-cv-08649 (filed September 17, 2019 in the United States District Court for the Southern District of New York); and Ross v. Castle Brands Inc. et al., Case No. 1:19-cv-05315 (filed September 18, 2019 in the United States District Court for the Eastern District of New York)). All complaints name as defendants the Company and each of the members of the Board, and the Franchi complaint also names the Offeror and Parent as defendants.

The complaints variously allege that the Company and the members of the Board violated Sections 14(d) and 14(e) of the Exchange Act and Rule 14d-9 promulgated thereunder by failing to provide in this Statement all material information needed by the public shareholders to make an informed decision whether to tender their shares of Company Common Stock, that the members of the Board violated Section 20(a) of the Exchange Act by allowing the filing of a materially deficient Schedule 14D-9, and that the members of the Board breached their fiduciary duties by failing to take steps to maximize the value of the Company for the public shareholders and approving the Transaction through an unfair sales process.

The complaints variously seek an injunction against the Transaction (or, in the alternative, rescission or an award of rescissory damages if the Transaction is completed) and an award of attorneys’ and experts’ fees, a declaration that the Merger Agreement was approved in breach of the individual defendants’ fiduciary duties and a judgment directing the individual defendants to commence a sale process that is reasonably designed to secure the best possible consideration for the Company, and a judgment directing that the defendants account for damages sustained because of the alleged wrongs.

The defendants believe that these complaints lack merit, but cannot predict the outcome of these matters.

If additional similar complaints are filed, absent material new or different allegations, the Company may not necessarily announce such additional complaints.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CASTLE BRANDS INC.

	By:	/s/ Alfred J. Small
	Name:	Alfred J. Small
	Title:	Senior Vice President, Chief Financial Officer, Treasurer & Secretary

Dated: September 19, 2019